The Bank of Yokohama, Ltd.
1-1, Minatomirai 3-chome, Nishiku,
Yokohama, Kanagawa 220-8611, Japan

File No. 82-34814

October 19, 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: The Bank of Yokohama, Ltd. – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b) on behalf of Corporate Planning Department of The Bank of Yokohama, Ltd:

1. Press Release dated September 21, 2005 (Notice of Repurchase of Own Shares)

2. Report on acquisition of treasury shares by the Bank dated October 12, 2005

In addition, attached as Annex A is a list of documents enclosed, and attached as Annex B is a description of documents that we are also required to provide under Rule 12g3-2(b).

If you have any further questions or requests for additional information please do not hesitate to contact Shoichi Ohama at 212-750-0022(telephone) or 212-750-8008 (facsimile).

Very truly yours,

The Bank of Yokohama, Ltd.

By ____________________

Name: Shoichi Ohama
Title: Chief Representative of
New York Representative Office

10/25

The Bank of Yokohama, Ltd.
1-1, Minatomirai 3-chome, Nishiku,
Yokohama, Kanagawa 220-8611, Japan

CC: Mr.Tomoyuki Okada
The Bank of Yokohama, Ltd.,
Corporate Planning Department
Telephone 81-45-225-1161
Facsimile 81-45-225-1160

The Bank of Yokohama, Ltd.
1-1, Minatomirai 3-chome, Nishiku,
Yokohama, Kanagawa 220-8611, Japan

ANNEX A

LIST OF DOCUMENTS ENCLOSED

A. ENGLISH LANGUAGE DOCUMENTS

(1) Press Release dated September 21, 2005 (Notice of Repurchase of Own Shares) (attached hereto as Exhibit A-1)

The Bank of Yokohama, Ltd.
1-1, Minatomirai 3-chome, Nishiku,
Yokohama, Kanagawa 220-8611, Japan

ANNEX B

DESCRIPTION OF DOCUMENTS REQUIRED TO PROVIDE

B. JAPANESE LANGUAGE DOCUMENTS

(1) Report on acquisition of treasury shares by the Bank dated October 12, 2005

Report on acquisition of treasury shares by the Bank dated October 12, 2005 submitted to the Director of Kanto Local Finance Bureau to describe the status of acquisition of treasury shares.

September 21, 2005

To Whom It May Concern:

Company Name: The Bank of Yokohama Ltd.
Representative: President Tadashi Ogawa
(Code No. 8332: Listed on the 1st Section of the Tokyo Stock Exchange)

Re: Notice of Repurchase of Own Shares
(Repurchase of Own Shares under Article 211-3, paragraph 1, item 2 of the Commercial Code)

The Bank hereby announces the results of the repurchase of Own shares in the market, under the provisions of Article 211-3, paragraph 1, item 2 of the Commercial Code.

Also, we have adopted a resolution to retire these shares under the provisions of Article 212 of the Commercial Code at the board of directors' meeting held this day (September 21, 2005). We hereby notify you as follows.

1. Type of stock to be repurchased	Common stock
2. Period of repurchase	From September 1, 2005 to September 20, 2005
3. Total number of stocks repurchased	¥5,000,000 shares
4. Total number of repurchase price	¥3,614,595,000
5. Method of repurchase	Purchase in the market on the Tokyo Stock Exchange

(Reference)

1. Details of the resolution made at the meeting of the board of directors held on August 26, 2005.

· Type of stock to be repurchased	Common stock
· Total number of stocks to be repurchased	9,000,000 shares (upper limit)
· Total value of stocks to be repurchased	¥6 billion (upper limit)
· Period of repurchase	From August 29, 2005 to March 17, 2006

2. Total number of stocks repurchased until this day since the date of adoption of the resolution of the board of directors (August 26, 2005)

- Total number of stocks repurchased 5,000,000 shares
- Total repurchase value of shares ¥3,614,595,000

3. Details of Retirement of Own Shares

- Type of stock to be retired Common stock
- Number of stocks to be retired 5,000,000 shares
- Scheduled date of retirement September 29, 2005
- Total number of shares outstanding after retirement ¥1,407,267,054 shares of common stock (As of September 20, 2005)